UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM 10-SB

GENERAL FORM FOR REGISTRATION OF SECURITIES
OF SMALL BUSINESS ISSUERS UNDER SECTION 12(b)
OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

ROAD APPLES, INC.
(Exact name of Registrant as specified in charter)

     NEW YORK                                     11-3559801
State or other jurisdiction of               I.R.S. Employer I.D. No.
incorporation or organization

339 New York Avenue, Huntington Village, NY              11743
(Address of principal executive offices)               (Zip Code)

Issuer's telephone number, including area code:  (631) 351-4037

Securities to be registered pursuant to Section 12(b) of the Act:

                                       Name of each exchange on which
     Title of each class               each class is to be registered
     None                              N/A


Securities to be registered pursuant to Section 12(g) of the Act:

     Title of each class
        Common Stock
        Par Value $.001


PART I

ITEM 1.  DESCRIPTION OF BUSINESS

History and Organization

     Road Apples, Inc. (the "Company") was incorporated under the laws of the State of New York on July 28, 2000. The Company has conducted no activities since its inception except in connection with the filing of this registration statement.

Business

     Upon completion of this registration statement, the Company intends to seek potential business acquisitions or opportunities to enter into in an effort to commence business operations. The Company does not propose to restrict its search for a business opportunity to any particular industry or geographical area and may, therefore, engage in essentially any business in any industry. The Company has unrestricted discretion in seeking and participating in a business opportunity.

     The Company's Board of Directors, which consists of a two individuals, Stuart Pudell and Edward Toscano, Jr., shall make the initial determination whether to complete any such venture; however, the Board of Directors intends to submit final approval of any proposed transaction to the shareholders. In connection with such approval by the shareholders, the Company intends to provide disclosure documentation to its shareholders as required under Section 14 of the Securities Exchange Act of 1934, and the rules and regulations promulgated thereunder.

     The selection of a business opportunity in which to participate is complex and risky. Additionally, as the Company has only limited resources available to it, it may be difficult to find good opportunities. There can be no assurance that the Company will be able to identify and acquire any business opportunity based on management's business judgment.

     The Company has not communicated with any other entity with respect to any potential merger or acquisition transaction, and management has determined to file this Registration Statement on a voluntary basis before seeking a business venture. Management believes that being a reporting company may increase the likelihood that existing business ventures may be willing to negotiate with the Company. The Company also intends to seek quotation of its common stock on the OTC Bulletin Board following such a transaction. In order to have stock quoted on the OTC Bulletin Board, a company must be subject to the reporting requirements of the 1934 Act, either by virtue of filing a registration statement on Form 10 or Form 10-SB, or by filing a registration statement under the 1933 Act. The Company anticipates that it would voluntarily file periodic reports with the Securities and Exchange Commission, in the event its obligation to file such reports is terminated under the Securities Exchange Act of 1934, if the common stock of the Company were quoted on the OTC Bulletin Board.

     In connection with the application for quotation of the Company's common stock on the OTC Bulletin Board, management intends following an acquisition of a business venture to seek a broker-dealer to become the initial market maker for the Company's common stock and to submit the application to the OTC Bulletin Board. There have been no preliminary discussions or understandings between the Company, or anyone acting on its behalf, and any market maker regarding such application or the participation of any such market maker in the future trading market for the Company's common stock. Management intends to contact broker-dealers who make markets in Bulletin Board companies until one agrees to make the application. There is no assurance that the Company will be successful in locating such a broker-dealer, or that the application, if submitted, would be approved. The Company does not intend to use outside consultants to obtain market makers. In addition, the Company does not intend to use any of its shareholders to obtain market makers.

     Management intends to consider a number of factors prior to making any decision as to whether to participate in any specific business endeavor, none of which may be determinative or provide any assurance of success. These may include, but will not be limited to an analysis of the quality of the entity's management personnel; the anticipated acceptability of any new products or marketing concepts; the merit of technological changes; its present financial condition, projected growth potential and available technical, financial and managerial resources; its working capital, history of operations and future prospects; the nature of its present and expected competition; the quality and experience of its management services and the depth of its management; its potential for further research, development or exploration; risk factors specifically related to its business operations; its potential for growth, expansion and profit; the perceived public recognition or acceptance of its products, services, trademarks and name identification; and numerous other factors which are difficult, if not impossible, to properly or accurately analyze, let alone describe or identify, without referring to specific objective criteria.

     Regardless, the results of operations of any specific entity may not necessarily be indicative of what may occur in the future, by reason of changing market strategies, plant or product expansion, changes in product emphasis, future management personnel and changes in innumerable other factors. Further, in the case of a new business venture or one that is in a research and development stage, the risks will be substantial, and there will be no objective criteria to examine the effectiveness or the abilities of its management or its business objectives. Also, a firm market for its products or services may yet need to be established, and with no past track record, the profitability of any such entity will be unproven and cannot be predicted with any certainty.

     Management will attempt to meet personally with management and key personnel of the entity sponsoring any business opportunity afforded to the Company, visit and inspect material facilities, obtain independent analysis or verification of information provided and gathered, check references of management and key personnel and conduct other reasonably prudent measures calculated to ensure a reasonably thorough review of any particular business opportunity; however, due to time constraints of management, these activities may be limited.

     The Company is unable to predict the time as to when and if it may actually participate in any specific business endeavor. The Company anticipates that proposed business ventures will be made available to it through personal contacts of directors, executive officers and stockholders, professional advisors, broker dealers in securities, venture capital personnel, members of the financial community, attorneys and others who may present unsolicited proposals. In certain cases, the Company may agree to pay a finder's fee or to otherwise compensate the persons who submit a potential business endeavor in which the Company eventually participates. Such persons may include the Company's directors, executive officers, beneficial owners or their affiliates. In this event, such fees may become a factor in negotiations regarding a potential acquisition and, accordingly, may present a conflict of interest for such individuals.

     The Company's director and executive officers have not used any particular consultants, advisors or finders on a regular basis.

     Although the Company has not identified any potential acquisition target, the possibility exists that the Company may acquire or merge with a business or company in which the Company's executive officers, directors, beneficial owners or their affiliates may have an ownership interest. Current Company policy does not prohibit such transactions. Because no such transaction is currently contemplated, it is impossible to estimate the potential pecuniary benefits to these persons.

     Although it currently has no plans to do so, depending on the nature and extent of services rendered, the Company may compensate members of management in the future for services that they may perform for the Company. Because the Company currently has extremely limited resources, and is unlikely to have any significant resources until it has completed a merger or acquisition, management expects that any such compensation would take the form of an issuance of the Company's stock to these persons; this would have the effect of further diluting the holdings of the Company's other stockholders.
However, due to the minimal amount of time devoted to management by any person other than the Company's current director and executive officer, there are no preliminary agreements or understandings with respect to management compensation. Although it is not prohibited by statute or its Articles of Incorporation, the Company has no plans to borrow funds and use the proceeds to make payment to its management, promoters or affiliates.

     Further, substantial fees are often paid in connection with the completion of these types of acquisitions, reorganizations or mergers, ranging from a small amount to as much as $250,000. These fees are usually divided among promoters or founders, after deduction of legal, accounting and other related expenses, and it is not unusual for a portion of these fees to be paid to members of management or to principal stockholders as consideration for their agreement to retire a portion of the shares of common stock owned by them. However, management does not presently anticipate actively negotiating or otherwise consenting to the purchase of all or any portion of its common stock as a condition to, or in connection with, a proposed merger or acquisition.

In the event that such fees are paid, they may become a factor in negotiations regarding any potential acquisition by the Company and, accordingly, may present a conflict of interest for such individuals.

     Neither the Company's present director, executive officers or promoters, nor their affiliates or associates, has had any negotiations with any representatives of the owners of any business or company regarding the possibility of an acquisition or merger transaction with the Company. Nor are there any present plans, proposals, arrangements or understandings with any such persons regarding the possibility of any acquisition or merger involving the Company.

     The activities of the Company are subject to several significant risks which arise primarily as a result of the fact that the Company has no specific business and may acquire or participate in a business opportunity based on the decision of management, subject to the approval of the Company's shareholders. The risks faced by the Company are further increased as a result of its lack of resources and its inability to provide a prospective business opportunity with significant capital.

     The Company has had no employees since its inception and does not intend to employ anyone in the future, unless its present business operations were to change. The Company is not paying salaries or other forms of compensation to its present officers and directors for his time and effort. The Company does intend to reimburse its officers and directors for out-of-pocket expenses.

ITEM 2.  MANAGEMENT'S PLAN OF OPERATION

     The Company is a development stage company. Since its inception, the Company has had no operations. The Company was organized for the purpose of engaging in any lawful activity permitted under New York state law; however, the Company does not have any significant cash or other material assets, nor does it have an established source of revenues sufficient to cover operating costs and to allow it to continue as a going concern. The Company intends to take advantage of any reasonable business proposal presented which management believes will provide the Company and its stockholders with a viable business opportunity. The board of directors will make the final approval in determining whether to complete any acquisition, and, unless required by applicable law, the articles of incorporation, or the bylaws, or by contract, stockholders' approval will not be sought.

     The original shareholders contributed a total of $200 in cash and services as capital contributions for stock of the Company. See "Item 7. Certain Relationships and Related Transactions."

     The investigation of specific business opportunities and the negotiation, drafting, and execution of relevant agreements, disclosure documents, and other instruments will require substantial management time and attention and will require the Company to incur costs for payment of accountants, attorneys, and others. If a decision is made not to participate in or complete the acquisition of a specific business opportunity, the costs incurred in a related investigation will not be recoverable. Further, even if an agreement is reached for the participation in a specific business opportunity by way of investment or otherwise, the failure to consummate the particular transaction may result in a the loss to the Company of all related costs incurred.

     Currently, management is not able to determine the time or resources that will be necessary to locate and acquire or merge with a business prospect. There is no assurance that the Company will be able to acquire an interest in any such prospects, products, or opportunities that may exist or that any activity of the Company, regardless of the completion of any transaction, will be profitable. If and when the Company locates a business opportunity, management of the Company will give consideration to the dollar amount of that entity's profitable operations and the adequacy of its working capital in determining the terms and conditions under which the Company would consummate such an acquisition. Potential business opportunities, no matter which form they may take, will most likely result in substantial dilution for the Company's shareholders due to the likely issuance of stock to acquire such an opportunity.

ITEM 3.  DESCRIPTION OF PROPERTY

     Since inception the Company's administrative offices, have been located at 339 New York Avenue, Huntington Village, New York which are the offices the two directors of the Corporation. The office space is furnished at no cost to the Company by Mr. Pudell and Mr. Toscano, Jr.

ITEM 4.  SECURITY OWNERSHIP OF CERTAIN BENEFICIAL
OWNERS AND MANAGEMENT

     The following table sets forth certain information furnished by current management concerning the ownership of common stock of the Company as of July 28, 2000, of (i) each person who is known to the Company to be the beneficial owner of more than 5 percent of the Common Stock; (ii) all directors and executive officers; and (iii) directors and executive officers of the Company as a group:

                                  Amount and Nature
Name and Address                  of Beneficial
of Beneficial Owner               Ownership (1)               Percent of Class

Stuart Pudell                       66,000                    33%
393 Garden Street
East Meadow, NY

Edward Toscano, Jr.                 68,000                    34%
120 Olive Street
Huntington, NY


Executive Officers and
Directors as a Group
(2 Persons)                        	134,000                   67%


Edward Toscano, Sr.			66,000	    	        33%
161A Ashroken Avenue
Ashroken, NY


     The Company is seeking potential business acquisitions or opportunities. (See "Item 1. Description of Business.") It is likely that such a transaction would result in a change of control of the Company, by virtue of issuing a controlling number of shares in the transaction, change of management, or otherwise.

ITEM 5.  DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS

     The following table sets forth as of July 28, 2000, the name, age, and position of the executive officers directors of the Company and the term of office of such director:

Name                  Age     Position(s)               Director Since

Stuart Pudell         27      President, Secretary      July 28, 2000

Edward Toscano, Jr.   33      Vice-President, Treasurer July 28, 2000

     Directors are elected for a term of one year and until their successors are elected and qualified. Annual meetings of the stockholders, for the selection of directors to succeed those whose terms expire, are to be held at such time each year as designated by the Board of Directors. The Board of Directors has not selected a date for the next annual meeting of shareholders. Officers of the Company are elected by the Board of Directors, which is required to consider that subject at its first meeting af

     Set forth below is certain biographical information regarding the Company's current executive officers and directors:

Stuart Pudell, age 27, holds a BS in Accounting from State University of New York at Buffalo and a Juris Doctor degree from Hofstra University Law School. Mr. Pudell practices law in Suffolk County, State of New York.

Edward Toscano, Jr., age 33, holds a BA in Liberal Arts from the State University of New York at Stony Brook and a Juris Doctor degree from, Touro College. Jacob D. Fuchsberg Law Center. Mr. Toscano practices law in Suffolk County, State of New York.

Management devotes only nominal time to the activities of the Company. If the Company is able to locate a suitable new business venture, it is anticipated that the Directors will devote substantially all of his time to completing the acquisition.


ITEM 6.  EXECUTIVE COMPENSATION

     There has been no compensation awarded to, earned by, or paid to any of the executive officers of the Company since its inception.

ITEM 7.  CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

     On July 28, 2000, Stuart Pudell, Edward J. Toscano, Jr., and Edward J. Toscano all combined contributed a total of $200.00 to the capital of the corporation.


ITEM 8.  DESCRIPTION OF SECURITIES

     The Company has authorized 10,000,000 shares of common stock, par value $.001 per share (the "Common Stock"). As of July 28, 2000, the Company had 200,000 issued and outstanding shares of Common Stock. All Common
Shares are equal to each other with respect to voting, and dividend rights, and, are equal to each other with respect to liquidation rights. Special meetings of the shareholders may be called by the Chairman, the Board of Directors, President, the chief executive officer, or the holders of not less than one-tenth of all the shares entitled to vote at the meeting. Holders of shares of Common Stock are entitled to one vote at any meeting of the shareholders for each share of common stock they own as of the record date fixed by the Board of Directors. At any meeting of shareholders, a majority of the outstanding shares of Common Stock entitled to vote, represented in person or by proxy, constitutes a quorom. A vote of the majority of the shares of Common Stock represented at a meeting will govern, even if this is substantially less than a majority of the shares of of Common Stock outstanding. Holders of such shares are entitled to receive such dividends as may be declared by the Board of Directors out of funds legally available therefor, and upon liquidation are entitled to participate pro rata in a distribution of assets available for such a distribution to shareholders There are no conversion, pre-emptive or other subscription rights or privileges with respect to any shares. Reference is made to the Articles of Incorporation and Bylaws of the Company as well as to the applicable statutes of the State of New York for a more complete description of the rights and liabilities of holders of shares. The shares of the Company do not have cumulative voting rights, which means that the holders of more than fifty percent of the shares of common stock voting for election of directors may elect all the directors if they choose to do so. In such event, the holders of the remaining shares aggregating less than fifty percent will not be able to elect directors.

PART II

ITEM 1. MARKET PRICE OF AND DIVIDENDS ON THE REGISTRANT'S COMMON EQUITY AND OTHER SHAREHOLDER MATTERS

     There is no established trading market for the common stock of the Company.

     None of the common shares are subject to outstanding options or warrants.

     Since its inception, the Company has not paid any dividends on its common stock and the Company does not anticipate that it will pay dividends in the foreseeable future.

     At July 28, 2000, the Company had 3 shareholders of record. The Company will act as its transfer agent until it is necessary for it to appoint an agent.

ITEM 2.  LEGAL PROCEEDINGS

     No legal proceedings are reportable pursuant to this item.

ITEM 3.  CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS

     No change in accountant is reportable pursuant to this item.

ITEM 4. RECENT SALES OF UNREGISTERED SECURITIES

     There have been no sale of unregistered securities.

ITEM 5. INDEMNIFICATION OF DIRECTORS AND OFFICERS

     New York law expressly authorizes a New York corporation to indemnify its directors, officers, employees, and agents against liabilities arising out of such persons' conduct as directors, officers, employees, or agents if they acted in good faith, in a manner they reasonably believed to be in or not opposed to the best interests of the company, and, in the case of criminal proceedings, if they had no reasonable cause to believe their conduct was unlawful. Generally, indemnification for such persons is mandatory if such person was successful, on the merits or otherwise, in the defense of any such proceeding, or in the defense of any claim, issue, or matter in the proceeding. In addition, as provided in the articles of incorporation, bylaws, or an agreement, the corporation may pay for or reimburse the reasonable expenses incurred by such a person who is a party to a proceeding in advance of final disposition if such person furnishes to the corporation an undertaking to repay such expenses if it is ultimately determined that he did not meet the requirements. In order to provide indemnification, unless ordered by a court, the corporation must determine that the person meets the requirements for indemnification. Such determination must be made by a majority of disinterested directors; by independent legal counsel; or by a majority of the shareholders.

     The Sixth Article of the Articles of Incorporation of the Company provides that no director of the corporation shall have personal liability to the corporation or to its shareholders for damages for any breach of duty in such capacity, provided however, that the provision shall not eliminate or limit: the liability of any director of the corporation if a judgment or other final adjudication adverse to him establishes that his acts or omissions were in bad faith or involved intentional misconduct or a knowing violation of law or that he personally gained in fact a financial profit or other advantage to which he was not legally entitled or, with respect to any director of the corporation, that his acts violated Section 719 of the Business Corporation Law of the State of New York.




PART F/S

     Financial Statements. The following financial statements are included in this statement:
     Report of Auditor
          Balance Sheet as of August 14, 2000
          Statements of Operations for the period from inception to August 14, 2000
          Statement of Stockholders' Equity from inception to August 14, 2000
          Statements of Cash Flows for the period from inception to August 14, 2000
          Notes to Financial Statements


PART III

     Items 1 and 2.     Index to Exhibits and Description of Exhibits.  The
following exhibits are included as part of this statement:

     Exhibit No.          Description

     2.1               Certificate of Incorporation filed July 28, 2000

     2.3               Current Bylaws

     12.1              Consent of Auditor

                             THOMAS BAUMAN
                       CERTIFIED PUBLIC ACCOUNTANT
                           4 SCHAEFFER STREET
                       HUNTINGTON STATION, NY 17746


To the Board of Directors and Shareholders
Road Apples, Inc.
Huntington Village, NY


			INDEPENDENT AUDITOR'S REPORT

I have audited the accompanying balance sheet of Road Apples, Inc. (a development stage company) as of August 28, 2000 and the related statements of operations, deficit accumulated during the development stage, cash flows and changes in stockholders' equity for the period July 28, 2000 (inception) to August 14, 2000. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted the audit in accordance with generally accepted auditing standards. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Road Apples, Inc. as of August 14, 2000, and the results of its operations and cash flows and changes in stockholders' equity for the period from Jul 28,2000 (inception) to August 14, 2000 in conformity with generally accepted accounting principles.

/s/ Thomas Bauman
Thomas Bauman, C.P.A.
August 25, 2000


ROAD APPLES, INC.
(a development stage company)
BALANCE SHEET
AUGUST 14, 2000

                                    ASSETS

CURRENT ASSETS

     Cash 	      	                                      $            200
                 											                                   ----------

     TOTAL ASSETS                                       $            200
                                                     										===========

                     LIABILITIES AND STOCKHOLDERS' EQUITY

CURRENT LIABILITIES


     Accrued Expenses                           						  $            500
                                                               ----------


     Total Liabilities                                               500
                                                               ----------

STOCKHOLDERS' EQUITY

     Common Stock 10,000,000 shares
      authorized at $.001 par value;
      200,000 shares issued and outstanding                          200

Deficit accumulated during development stage                        (500)
                                                                 ----------

     Total Stockholders' Equity                                      300

                                                      											----------

     TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY           $          200
                                                      											==========


See accompanying notes to financial statements
See Accountant's Audit Report


ROAD APPLES, INC.
(a development stage company)
STATEMENT OF OPERATIONS AND ACCUMULATED DEFICIT
For the Period July 28, 2000 (inception) to August 14, 2000

Revenue                                                 $              -0-

Operating expenses

     Professional fees                                                 500
                                                        										----------

Loss before income taxes                                              (500)

Income taxes										                                                 -0-
                                                       									 	----------

Deficit accumulated during the
        development stage-August 14, 2000                             (500)
	                                                       										==========

Net loss per share                                                  (.0025)


See accompanying notes to financial statements
See Accountant's Audit Report

Road Apples, Inc.
(a development stage company)
Statement of Changes in Stockholders' Equity
For the Period July 28, 2000 (inception) to August 14, 2000


                            Common      Accumulated   Number of
                            Stock       Deficit       Shares

Issuance of Common Stock     $  200                    200,000
July 28, 2000


Net Loss                                   $ 500
                            -------      -------      --------

Totals                       $  200        $ 500       200,000
                            =======      =======      ========


See accompanying notes to financial statements
See Accountant's Audit Report

ROAD APPLES, INC.
(a development stage company)
STATEMENT OF CASH FLOWS
For the Period July 28, 2000 (inception) to August 14, 2000

CASH FLOWS FROM OPERATING ACTIVITIES

          Net Income (Loss)                                  $      (500)

 	    Adjustments to reconcile net loss to net
      cash provided by operating activities
      Increase in:
            Accrued Expenses	                      				              500
                                                                 ---------

Net Cash Provided By Operating Activities                           -0-
                                                                 ---------

Cash Flows from Financing Activities

          Issuance of Common Stock for Cash                          200
                                                                ---------

Net Cash Provided by Financing Activites                             200
                                                                ---------

Net Increase in Cash                                                 200


Cash at Beginning of Period                                           -0-
                                                                ---------

Cash at End of Period                                                200
                                                                =========


See accompanying notes to financial statements
See Accountant's Audit Report

ROAD APPLES, INC.
(a development stage company)
NOTES TO FINANCIAL STATEMENTS
August 14, 2000


NOTE A - Summary of Significant Accounting Policies:


Organization

Road Apples, Inc. (a development stage company) is a New York Corporation incorporated on July 28, 2000.

The Company conducts business from its headquarters in Huntington Village, New York. The Company has not yet engaged in its expected operations. The future operations will be to merge with or acquire a existing company.

The Company is in the development stage and has not yet acquired the necessary operation assets, nor has it begun any part of its proposed business. While the Company is negotiating with prospective personnel and potential customer distribution channels, there is no assurance that any benefit will result form such activities. The Company will not receive any operating revenues until the commencement of operations, but will continue to incur expenses until then.


Accounting Method

The Company's financial statements are prepared using the accrual method of accounting. The Company has elected a December 31 year-end.


Start-Up Costs

Start-up and organization costs are being expenses as incurred.


Loss Per Share

The computation of loss per share of common stock is based on the weighted average number of shares outstanding at the date of the financial statements.


Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

NOTE B- Stockholder's Equity:

The Company has authorized 10,00,000 shares at $.001 par value common stock. On July 28, 2000, the Company authorized and issued shares of common stock to three investors for $200.


NOTE C - Going Concern:

As shown I the accompany financial statements, the Company incurred at net loss of $500 form July 28, 2000 (date of inception) through August 14, 2000.
The ability of the Company continue as a going concern is dependent upon commencing operations and obtaining additional capital and financing. The financial statements do not include any adjustments that might be necessary if the Company is unable to continue as a going concern. The Company is currently seeking a merger partner or an acquisition candidate

See Accountant's Audit Report


EXHIBIT 2.1


                          CERTIFICATE OF INCORPORATION

                                       OF

                              ROAD APPLES, INC.

Pursuant to Section 402 of the Business and Corporation Law

I, the undersigned, a natural person of at least 18 years of age, for the purpose of forming a corporation under Section 402 of the Business and Corporation Law of the State of New York hereby certify:

FIRST: The name of the corporation is:

           ROAD APPLES, INC.

SECOND: The purpose for which the Corporation is formed is to engage in any lawful act or activity for which corporations may be organized under Article IV of the Business Corporation Law, except that it is not formed to engage in any act or activity requiring the consent or approval of any state official, department, board, agency or other body without such consent or approval first being obtained.

THIRD: The office of the Corporation shall be located in the County of SUFFOLK, State of New York.

FOURTH: The aggregate number of shares which the Corporation shall have authority to issue is TEN MILLION, each of which shall be common stock with a par value of $.001.

FIFTH: The Secretary of State is designated as the agent of the corporation upon whom process against it may be served. The post office address to which the Secretary of State shall mail a copy of any process against the Corporation served upon him is:

C/O TOSCANO & PUDELL
339 NEW YORK AVENUE
HUNTINGTON VILLAGE, NY 11743

SIXTH: No director of the corporation shall be personally liable to the corporation or its shareholders for damages for any breach of duty in such capacity, provided, however, that the provision shall not eliminate or limit:

(a) the liability of any director of the corporation if a judgment or other final adjudication adverse to him establishes that his acts or omissions were in bad faith or involved intentional misconduct or a knowing violation of the law or that he personally gained in fact a financial profit or other advantage to which he was not legally entitled or, with respect to any director of the corporation, that his acts violated Section 719 of the New York Business Corporation Law of the State of New York.

(b) The liability of the director for act or omission prior to final adoption of this article.


IN WITNESS WHEREOF, the undersigned incorporator has executed this certificate of incorporation.
                                     s/ Sharon Babala
                                     -------------------------
     						 Sharon Babala, Incorporator
                                     BlumbergExcelsior Corporate
						 Services, Inc.
						 488 Broadway
						 Albany, New York 12207

EXHIBIT 2.3

BY-LAWS

OF

ROAD APPLES, INC.

Incorporated Under the Business Corporation Law of the State of New York


1. PRINCIPAL OFFICE

(1.1) Initial Location. The principal office of the corporation shall initially be located at:

					339 New York Avenue
					Huntington Village, NY  11743

(1.2) Change of Location. The Board of Directors may, upon reasonable written notice to all shareholders, relocate the principal office of the Corporation.

(1.3) Other Offices. In addition to its principal office, the corporation may have such other offices, either within or without the state of incorporation, as the Board of Directors may designate.

2. DIRECTORS

(2.1) Number. The number of directors shall be that number as may from time to time be fixed by the Board of Directors, but not less than the minimum number required by law.

(2.2) Qualification. No person shall serve as a director unless such person is at least 18 years of age.

(2.3) Notices. Upon taking office, each director shall file with the secretary a written designation of the address that the director desires to be used for the purpose of giving notices to him/her. Until the director shall have effectively done so, he/she shall be deemed to have designated either the principal office of the corporation or any other address that the sender of the notice could reasonably believe to be an appropriate address. Any designated address may be redesignated by similar filing with the secretary. The secretary shall give each of the other directors prompt notice of every designation or re-designation filed. The designation or re-designation shall be effective three business days after the secretary's action or upon earlier receipt. Any notice to a director shall be valid if sent to either (a) the director's designated address or (b) any other address used in good faith unless it be shown that prejudice resulted from use of such other address. All notices must be in writing. Any notice may be delivered by hand or sent by telecommunictions device, by mail or by similar means. If a notice is sent by registered mail or return receipt requested, another copy shall at the same time, be sent by ordinary first class mail.

(2.4) Resignation. A director may resign at any time by giving notice to each of the other directors. Unless otherwise specified, the notice shall be effective immediately and acceptance shall not be necessary to make it effective. A director need not assign cause for resigning.

(2.5) Removal. A director may be removed by the shareholders without cause or by the Board of Directors with; cause.


3. BOARD OF DIRECTORS

(3.1) Regular Meetings. A regular meeting shall be held immediately after and at the same place as the annual meeting of shareholders. The Board of Directors may provide for other regular meetings. Notice need not be given of any regular meeting.

(3.2) Special Meetings. The president or any two directors may call a special meeting upon not less than five business days notice to every director of the time and place of the special meeting. The special meeting notice does not have to specify the business to be transacted.

(3.3) Adjourned Meetings. Whether or not a quorum is present, a majority of the directors present may adjourn any meeting to such time and place as they shall decide. Notice of any adjourned meeting need not be given. At any adjourned meeting, whether adjourned once or more, any business may be transacted that might have been transacted at the meeting of which it is an adjournment. Additional business may also be transacted if proper notice shall have been given.

(3.4) Organization. The chairperson of the meeting shall be the president if taking part in the meeting or, if not, any director elected by a majority of the directors present, The secretary of the meeting shall be the secretary if taking part in the meeting or, if not, any director appointed by the chairman of the meeting.

(3.5) Committees. The board of Directors may, by resolution passed by a majority of the full Board of Directors (a) designate two or more of its number to constitute an executive committee, or one or more other committees, which, so far as may be permitted by law and to the extent and in that manner provided in said resolution, shall have and may exercise, between meetings of the Board of Directors, the powers of the board of directors in the management of the affairs and business of the corporation, (b) at any time change the members of any such committees, (c) fill vacancies in anuy such committee, and (d) discharge any such committee, with or without cause. The Board of Directors may provide for regular meetings of any such committee with or without notice as the Board of Directors may prescribe. To the extent the authority of the Board of Directors has been delegated to any such committee, any reference in these by-laws to the Board of Directors shall be deemed a reference to such committee.

(3.6)	Telecommunications Participation.  Any one or more directors may participate in a meeting of the Board or any committee by means of a conference telephone or other type of telecommunications equipment allowing persons participating in the meeting to hear each other at the same time.

(3.7) Regulations. The Board of Directors may adopt rules and regulations, not inconsistent with law, the certificate of incorporation or these by-laws, for the conduct of its meetings and the management of all aspects of the affairs of the corporation.

4. SHARES AND CERTIFICATES

(4.1) Form of Certificates. Certificates representing shares shall be in the form determined by the Board of Directors. All certificates issued shall be consecutively numbered or otherwise appropriately identified.

(4.2) Share Transfer Ledger. There shall be kept a share transfer ledger in which shall be entered full and accurate records including the names and addresses of all shareholders, the number of shares issued to each shareholder and the dates of issuance. All transfers of shares shall be promptly reflected in the share transfer ledger. Unless otherwise directed by the Board of Directors, the share transfer ledger shall be kept at the principal office of the corporation.

(4.3) Transfer of Shares. Upon (a) receipt of the certificate representing the shares to be transferred, either duly endorsed or accompanied by proper evidence of succession assignment or authority to transfer, (b) payment of any required transfer taxes, and (c) payment of any reasonable charge the Board of Directors may have established, the surrendered certificate shall be canceled and a new certificate or certificates shall be issued to the person(s) entitled to it.

(4.4) Replacement Certificates. Replacement certificates will be issued at the request of the shareholder upon payment of any reasonable charge the Board of Directors may have established. In case of a lost, mislaid, destroyed or mutilated certificate, proof of the facts, by affidavit or otherwise, may also be required, as may be a bond or other proper indemnification for the corporation and its agents.

(4.5) Record Owner to be Treated as Owner. Unless otherwise directed by a court of competent jurisdiction the corporation shall treat the holder of record of any share as the holder in fact and accordingly shall not recognize any equitable or other claim to or interest in the shares on the part of any other persons, whether or not it shall have express or other notice of it.

5. SHAREHOLDER'S MEETINGS

(5.1) Annual Meeting. The annual meeting of the shareholders shall be held on the 1st in the month of August in each year at the principal office of the corporation. If the day fixed for the annual meeting is a Saturday, Sunday or holiday at the place it is to be held, the meeting shall be held on the following day that is not such a day. Unless otherwise stated in the notice of meeting pursuant to direction of the Board of Directors, the annual meeting shall be held at the principal office of the corporation.

(5.2) Special Meetings. A special meeting of the shareholders may be called by the Chairman, the Board of Directors, President, the chief executive officer, or the holders of not less than one-tenth of all the shares entitled to vote at the meeting.

(5.3) Adjourned Meetings. Whether or not a quorum is present, a majority in voting power of the shareholders present in person or by proxy and entitled to vote may adjourn any meeting to a time and place as they shall decide. Notice of any adjourned meeting need not be given. At any adjourned meeting, whether adjourned once or more, any business may be transacted that might have been transacted at the meeting of which it is an adjournment. Additional business may also be transacted if proper notice shall have been given.

(5.4) Organization.   The president shall be chairman of the meeting.  The
secretary shall be secretary of the meeting. If neither the president nor any vice president is present, the shareholders shall choose a chairman of the meeting. If neither the secretary nor any assistant secretary is present, the chairman of the meeting shall appoint a secretary of the meeting.

(5.5) Order of Business. The order of business shall be as determined by the chairman of the meeting, but the order may be changed by a majority in voting power of the shareholders present in person or by proxy and entitled to vote. Unless otherwise determined as aforesaid, the order shall be as follows:

1. Roll call
2. Proof of notice of meeting or waiver of notice
3. Reading of minutes of preceding meeting
4. Reports of officers
5. Reports of committees.
6. Election of directors
7. Unfinished business
8. New business

(5.6) Voting. Upon demand of any shareholders, voting shall be by ballot, in which event each ballot shall be signed by the shareholder or his proxy and shall state the number shares voted. Otherwise, voting need not be in writing.


6. OFFICERS

(6.1) Additional Officers. In additional to the president, secretary, treasurer and any other offices required by law, the corporation may have one or more vice presidents elected by the Board of Directors, one of whom may be designated as executive vice president. The corporation may also have such other or assistant officers as may be elected by, or appointed in a manner prescribed by, the Board of Directors.

(6.2) Seniority. The executive vice president, if there is one, shall be deemed senior to all other vice presidents. Unless otherwise determined by, or under rules prescribed by, the Board of Directors, seniority of any officer shall be determined by length of continuous service in that office.

(6.3) Continuation in Office. Unless otherwise provided by the Board of Directors, every officer shall serve until death, incapacity, resignation or removal by the Board of Directors. Any resignation or removal shall be without prejudice to any contractual rights of the corporation or the officer.

(6.4) Duties in General. Subject to these by-laws, the authority and duties of all offices shall be determined by, or in the manner prescribed by, the Board of Direcotrs. Except as may be specifically restricted by the Board of Directors, any officer may delegate any of his/her authority and duties to any subordinate officer.

(6.5) Duties of the President. The president shall be the principal executive officer of the corporation and, subject to the control of the Board of Directors, shall in general supervise and control all of the business and affairs of the corporation. The president may sign, with the secretary or any other proper officer of the corporation thereunto authorized by the Board of Directors, certificates for shares of the corporation, any deeds, mortgages, bonds, contracts, or other instruments that the Board of Directors has authorized to be executed, except where the signing and execution shall be expressly delegated by the Board of Directors or by these by-laws to some other officer or agent of the corporation or shall be required by law to otherwise signed or executed, and in general shall perform all duties incident to the office of the president and such ther duties sa may be prescribed by the Board of Directors from time to time.

(6.6) Duties of Vice Presidents. In the absence or incapacity of the president, the senior vice president shall perform the duties of the president and, when so acting, shall have all the powers of and be subject to all the restrictions upon the president. Each vice president shall perform any other duties as may be assigned by the president or by the Board of Directors.

(6.7) Duties of Secretary. The secretary shall keep the minutes of the shareholders' and the directors' meetings in one or more books provided for that purpose, see that al notices are duly given in accordance with the provisions of these by-laws or as otherwise required, be custodian of the corporate records and of the seal of the corporation, keep a register of the post office addresses of each shareholder, have general charge of the share transfer books of the corporation, and in general perform all duties incident to the office of secretary and other duties that may be assigned by the president from time to time.

(6.8) Duties of Treasurer. If required by the Board of Directors, the treasurer shall give a bond for the faithful discharge of his/her duties in a sum and with any surety or sureties as the Board of Directors shall determine. The treasurer shall have charge and custody of and be responsible for all funds and securities of the corporation, receive and give receipts for monies due and payable to the corporation from any source whatsoever, and deposit all such monies in the name of the corporation in the banks, trust companies or other depositories as shall be selcected in accordance witrh these by-laws, and in general perform all duties incident to the office of treasurer and such other duties as may be assigned by the president or the Board of Directors.

(6.9) Salaries. No officer shall receive any salary unless provided or authorized by the Board of Directors. No officer shall be prevented from receiving a salary by reason of the fact that he/she is a director.

7. SEAL

(7.1) Form. The seal of the corporation shall be in the form impressed in the margin.

(7.2) Use. The seal may be used by causing it to be impressed directly on the instrument or writing to be sealed, or upon an adhesive substance annexed. The seal on certificates for shares or other documents may be a facsimile, engraved or imprinted.

8. AMENDMENTS

(8.1)	By Board.  These by-laws may be amended or replaced by the Board of
Directors.



EXHIBIT 12.1

THOMAS BAUMAN
CERTIFIED PUBLIC ACCOUNTANT
4 SCHAEFFER STREET
HUNTINGTON STATION, NY 17746


CONSENT FOR INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

We hereby consent to the incorporation by reference in this Registration Statement on Form 10-SB of our report dated August 25, 2000 of Roads Apples, Inc. for the period ended August 14, 2000.

/s/ Thomas Bauman
Thomas Bauman, C.P.A.